Exhibit 23(d)(ii) under Form N-1A
Exhibit 10 under Item 601/Reg. S-K

EXHIBIT C
to the
Investment Advisory Contract

Federated Total Return Limited Duration Fund

     For all services rendered by Adviser hereunder, the above-named Fund of the Corporation shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to .40 of 1% of the average daily net assets of the Fund.

     The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of .40 of 1% applied to the daily net assets of the Fund.

     The advisory fee so accrued shall be paid to Adviser daily.

     Witness the due execution hereof this September 1, 1996.

Attest:	Federated Management

/s/ Stephen A. Keen Secretary	By /s/ J. Thomas Madden Executive Vice President

Attest:	Federated Total Return Series, Inc.

/s/ S. Elliott Cohan Assistant Secretary	By: /s/ Glen R. Johnson Vice President